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Exhibit 3.4

FIRST AMENDMENT
TO THE
SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT
OF
HUNTSMAN INTERNATIONAL LLC
(A DELAWARE LIMITED LIABILITY COMPANY)

        This FIRST AMENDMENT TO THE SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT, dated as of August 16, 2005 (this "Amendment"), of Huntsman International LLC, a Delaware limited liability company (the "Company") is made and entered into by Huntsman International Holdings LLC, a Delaware limited liability company and the Company's sole member (the "HIH").

RECITALS

        WHEREAS, HIH owns and is the record holder of all of the issued and outstanding membership units of the Company; and

        WHEREAS, pursuant to the provisions of Section 6.1 of the Second Amended and Restated Limited Liability Company Agreement of the Company (the "LLC Agreement"), HIH desires and intends to amend the LLC Agreement;

        NOW, THEREFORE, for the purposes set forth above and intending to be legally bound, HIH does hereby approve, consent to and adopt this Amendment in accordance with the provisions of the Delaware Limited Liability Company Act (the "Act") and does otherwise hereby agree in respect of the Company and its interests herein as follows:

ARTICLE I
DEFINITIONS

        1.     Amendment to Article V. Sections 5.2 and 5.3 are hereby added to the LLC Agreement to read in their entirety as follows:

  Section 5.2 In addition to the distribution of the Tax Allowance Amount pursuant to Section 5.1, the Company may, from time to time, make additional distributions to one or more of the Members of the Company and without obligation to make a similar distribution to all other Members. In the event that a distribution is made to one or more but less than all of the Members of the Company, the capital accounts of such Member or Members receiving such a distribution shall be reduced by an amount equal to the distribution.

  Section 5.3 Any Member of the Company may, subject to the approval of the Company, make a capital contribution to the Company. The making of such a capital contribution shall not obligate any other Member of the Company to make an equal or ratable capital contribution. In the event that a Member makes a capital contribution to the Company, such Member's capital account shall be increased by the amount of such capital contribution.

        2.     Addition of Article VII. A new Article VII is hereby added to the LLC Agreement to read in its entirety as follows:

ARTICLE VII
INDEMNIFICATION

  Section 7.1 Certain Terms. For purposes of this Article VII, "Parent Company" shall mean and refer to the Company's ultimate parent company with common stock listed on the New York Stock Exchange or traded through the Nasdaq national market. For purposes of this Article VII,

  Managers shall, for all purposes, be treated in the same manner as Directors of the Parent Company in the event that the Parent Company is a corporation.

  Section 7.2 Indemnification. Subject in all respects to any requirements or limitations contained in the Delaware Act, the Company shall indemnify and hold harmless its Managers, officers and, if applicable, employees and other agents to the same extent, in the same manner and subject to the same rights, terms, conditions and procedures (including, without limitation, with respect to the advancement of expenses) as such categories of persons would be indemnified and held harmless by the Parent Company pursuant to the Bylaws, Certificate of Incorporation or other relevant charter documents of the Parent Company (the "Parent Company Charter Documents"); provided, that if at any time the Company does not have a Parent Company with common stock listed on the New York Stock Exchange or traded through the Nasdaq national market, the Company shall during such time provide indemnification and advancement of expenses to its Managers, officers, employees and other agents to the maximum extent permitted by the Delaware Act.

  Section 7.3 Severability. If any provision or provisions of this Article VII or any provision referenced from the Parent Company Charter Documents shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions (including, without limitation, each portion of any paragraph containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions (including, without limitation, each such portion of any paragraph containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision or provisions held invalid, illegal or unenforceable.

        3.     Other Terms Unchanged. The LLC Agreement, as amended by this Amendment, shall remain in full force and effect. Any reference to the LLC Agreement after the date hereof shall be deemed to be a reference to the LLC Agreement as amended by this Amendment.

        4.     Headings. The headings contained in this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment.

        5.     Governing Law. This Amendment shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any of its conflicts of law rules or principles.

[Remainder of the Page Left Intentionally Blank]

        IN WITNESS WHEREOF, the undersigned has duly executed this FIRST AMENDMENT TO THE SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT, as of the date first above written.

HUNTSMAN INTERNATIONAL HOLDINGS LLC
By:	/s/ SAMUEL D. SCRUGGS
Name:	Samuel D. Scruggs
Title:	Executive Vice President, General Counsel, Secretary and Manager

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  Exhibit 3.4